Joint News Release

B2Gold Corp. and Calibre Mining Corp. Announce Further Positive Drill Results
at the Primavera Gold and Copper Porphyry Project in Nicaragua
Exploration Drilling Has Recommenced

Vancouver, June 28, 2012 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF, NSX: B2G) (“B2Gold”) and Calibre Mining Corp. (TSX.V: CXB) (“Calibre”), are pleased to announce final phase I drill results at the Primavera Gold and Copper Porphyry joint venture project in Nicaragua. A 10,000 metre phase II drilling program at Primavera began in mid-June with one drill rig. A second drill is expected on site in the next month. Commensurate with the drilling, an aggressive exploration effort including a Lidar topographic survey, air-mag, and IP as well as regional soil sampling is in progress.

Final results from the remaining three drill holes from the phase I drilling program include

159.53 metres of 0.46 grams per tonne “g/t” gold and 0.2 % copper (PR-12-011), 97 metres of 0.34 g/t gold and 0.16 % copper (PR-12-012), and 22.5 metres of 0.44 g/t gold and 0.21 % copper (PR-12-013). All three drill holes lie along the eastern side of the Primavera porphyry deposit and northwest of the vein cut in drill hole PR-12-010.

Drill Hole	From	To	Interval	Gold	Copper
	(metres)	(metres)	(metres)	(ppm)	(ppm)
PR-12-011	6.95	166.48	159.53	0.46	2,008
including	6.95	95.65	88.70	0.53	2,225
and	166.48	215.50	49.02	0.21	977
and	262.00	285.15	23.15	0.19	1,306
PR-12-012	6.00	103.00	97.00	0.34	1,646
PR-12-013	24.00	46.50	22.50	0.44	2,090
and	46.50	87.00	40.50	0.25	1,150

The ongoing regional soil sampling and mapping program on the Primavera claims has generated additional targets that will require more detailed work as the exploration effort continues. Numerous occurrences of skarn and hornfels alteration and gold-copper mineralization associated with intermediate intrusive rocks indicate potential for other porphyry targets exists elsewhere on the property. Trenching will follow up in these areas. The largest of these occurrences found to date lies immediately adjacent and to the west of the Primavera zone itself at Copper Hill and is comprised of an andesitic volcanic sequence intercalated with strongly altered (hornfelsed) sediments cut by copper-gold bearing quartz veins. The copper-gold anomaly that includes both Primavera and Copper Hill covers an area over 900 metres long and 600 metres wide. The Copper Hill Zone lies within the Primavera hanging wall along a north-north-east trending fault intersected in the phase I drilling program. None of the drilling to date has tested this hanging wall for the faulted portion of the porphyry mineralization.

Phase II drilling will concentrate on expansion of the main Primavera zone, additional drilling along the northeast trending vein zone to the south of Primavera, and test for the offset porphyry mineralization at Copper Hill and the intervening covered area in-between Primavera and Copper Hill itself. Also several drill holes will be located peripheral to the main porphyry discovery where anomalous soil samples were not investigated in the first phase of drilling.

Several drill holes have been located to test the extent and continuity of the vein style mineralization cut in hole PR-12-010 south of Primavera. The vein itself is approximately 13 metres wide (apparent width) and contained abundant chalcopyrite and other base metal mineralization. The soil and rock chip anomaly associated with the vein zone extends for just over 900 metres.

The excellent infrastructure at Primavera allows for easy access to the main Primavera Zone which will be drilled using a track mounted CS-1000 to allow for deep drilling. Some of the peripheral targets will be drilled using a man-portable machine. The drilling is expected to take two to three months to complete in the area of Primavera itself while the geophysical surveys and sampling program should be finished by early July. In all likelihood the drilling program will include some additional targets that have begun to emerge from the regional exploration effort.

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the rock sample strings. Samples are placed in sealed bags and shipped directly to Inspectorate Labs in Managua, Nicaragua for sample preparation. A split was sent from Inspectorate to ALS Labs in Vancouver for gold and silver fire assay and ICP multi-element analysis.

Tom Garagan is the Qualified Person as defined under National Instrument 43-101 for B2Gold and Gregory Smith, P.Geo., President & Chief Executive Officer, is the Qualified Person for Calibre.

On Behalf of B2GOLD CORP.	On Behalf of CALIBRE MINING CORP.

“Tom Garagan”	“Gregory Smith”
Senior Vice President of Exploration	President & Chief Executive Officer

For more information on B2Gold please visit its web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

For more information on Calibre please visit its web site at www.calibremining.com or contact:

Mark Carruthers
Manager, Investor Relations
604-681-9944

Neither the Toronto Stock Exchange or the TSX Venture Exchange approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.